LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.laura-ashley.com

Please reply to Fax No: 020 7880 5111


03003440

17 January 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)


laura
ashley

17 January 2003

LAURA ASHLEY HOLDINGS plc
Director's Dealings

Laura Ashley Holdings plc ("the Company") has been advised today that Bonham Industries Limited has acquired an additional 1,150,000 ordinary shares in the capital of the Company on 16 January 2003 at £0.09 per share and brings the total interest of Bonham Industries Limited to 71,856,867 ordinary shares representing 12.0% of the Company's issued ordinary share capital.

The shareholding represents the interests of Company Chairman, Dr Khoo Kay Peng, Soo Lay Holdings Sdn Bhd. and KKP Holdings Sdn Bhd.

For further information:

Ann Mantz	Company Secretary	020 7880 5100
Katya Reynier/ Deborah Spencer	Brunswick Group	020 7404 5959